Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended June 30,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
EARNINGS:
Income (loss) from continuing operations before income taxes and non-controlling interest	$11,093	$57,511	$100,341	$88,264	$34,987	$14,537	$(23,713)
Fixed charges	2,622	3,055	8,817	8,523	8,369	5,624	3,707

Total earnings	13,715	60,566	109,158	96,787	43,356	20,161	(20,006)

FIXED CHARGES:
Interest on debt and amortization of deferred financing costs	819	2,014	4,666	5,363	5,421	2,279	945
Estimated interest expense included in rental expense	1,121	1,041	4,151	3,160	2,948	3,345	2,762
Preference security dividends, pre-tax	682	—	—	—	—	—	—

Total fixed charges	$2,622	$3,055	$8,817	$8,523	$8,369	$5,624	$3,707

RATIO OF EARNINGS TO FIXED CHARGES	5.23	19.83	12.38	11.36	5.18	3.58	— (1)

(1)	Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by $23.7 million.